UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32360

Akorn, Inc.

(Exact name of registrant as specified in its charter)

1925 W. FIELD COURT, SUITE 300, LAKE FOREST, Illinois 60045

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value Series A Contingent Value Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On October 1, 2020 (the “Effective Date”), Akorn, Inc. (the “Company”) emerged from bankruptcy, pursuant to that certain Modified Joint Chapter 11 Plan of Akorn, Inc. and Its Debtor Affiliates (the “Plan”) approved and confirmed by the United States Bankruptcy Court for the District of Delaware on September 4, 2020. As of the Effective Date, pursuant to the Plan, the Company’s common stock, no par value (the “Common Stock”), and the Company’s Series A Contingent Value Rights (the “CVRs”) outstanding prior to the effectiveness of the Plan were deemed canceled and extinguished. This Form 15 is intended to terminate the registration of the Common Stock and the CVRs under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d), respectively, with respect to the Common Stock and the CVRs.

Pursuant to the requirements of the Securities Exchange Act of 1934, Akorn, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Akorn, Inc.

Date: October 2, 2020	By:	/s/ Duane A. Portwood
Name: Duane A. Portwood Title: Chief Financial Officer